Filed by BRELF IV, LLC
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Trinity Merger Corp.
Commission File No: 001-38488

August 12, 2019

PBRELF I, LLC
BRELF II, LLC
BRELF III, LLC
BRELF IV, LLC
(each a “Company” and collectively, the “Companies”)

Dear Company Members:

After much discussion and negotiation, we are pleased to announce that on August 9, 2019, the Companies and their related Pyatt/Broadmark Real Estate Management Companies (collectively, the “Management Companies,” and collectively with the Companies, “Broadmark”) have entered into a definitive merger agreement with Trinity Merger Corp. (“Trinity”), a special purpose acquisition company, and its affiliates to create a publicly-traded, internally managed and unlevered mortgage real estate investment trust (“REIT”) with an expected equity value of $1.5 billion (assuming no redemptions by Trinity stockholders or Broadmark members).

For detailed information about the proposed merger, please see Trinity’s and Broadmark’s press release, a copy of which is available at Joint Press Release and Trinity’s Form 8-K announcing the transaction, which attaches the merger agreement, a copy of which is available at Form 8-K.

Under the terms of the merger agreement, Trinity and Broadmark will combine to form Broadmark Realty Capital Inc. (“Broadmark Realty”), which will elect to be taxed as a REIT under the tax code. In connection with the transaction, Broadmark Realty intends to apply for listing of its securities on the New York Stock Exchange under a new ticker symbol.

Joseph Schocken will serve as the chairman of the board of Broadmark Realty.  Jeffrey Pyatt will serve as its Chief Executive Officer and also will be a member of its board. Broadmark’s other current executive officers, including Adam Fountain and Joanne Van Sickle, will serve as executive officers of Broadmark Realty after closing of the business combination.  Tom Gunnison, Bryan Graf, Jordan Siao and Brian Dubin of Broadmark will continue to focus on loan originations in their specific geographic regions for Broadmark Realty post business combination.  Management expects Broadmark Realty to continue Broadmark’s disciplined loan origination, underwriting and servicing processes, subject to policies established by Broadmark Realty’s board of directors.

In connection with the proposed merger, Trinity Sub Inc. (a subsidiary of Trinity Merger Corp., to be renamed Broadmark Realty Capital Inc. at the closing of the transaction) has filed a Registration Statement on Form S-4 (Registration No. 333-233214) with the SEC containing a preliminary joint proxy and consent solicitation statement/prospectus pertaining to the transaction and the shares of Broadmark Realty’s common stock.  Members of each Company will receive a definitive joint proxy and consent solicitation statement/prospectus after it is declared effective by the SEC, and will be entitled to vote at a special meeting called for this purpose. It is expected that these documents will be distributed and the special meeting held later this fall.  You are urged to carefully read and consider the information included in the joint proxy and consent solicitation statement/prospectus as it will contain important information about the transaction, including the “Risk Factors”.

Each Company’s board and Management Company unanimously recommends that members approve the business combination.  For a description of their reasons for approving the business combination,  please review “The Business Combination—The Company Group’s Reasons for the Business Combination” in the preliminary joint proxy and consent solicitation statement/prospectus filed by Trinity Sub Inc., and when available, the definitive joint proxy and consent solicitation statement/prospectus

At the closing of the business combination, each member’s preferred units of a Company (the “Units”) will be converted into shares of Broadmark Realty common stock, at a per Unit value calculated based on total members’ equity of the Company, net of REIT loan loss reserves (the “Company NAV”), divided by the number of outstanding Units of such Company at the time of closing (the “Company NAV per Unit”); which will then be divided by the Reference Price. The “Reference Price” is equal to the value of Trinity’s assets held in trust at the time of closing divided by the number of outstanding shares of Trinity common stock (currently estimated to be $10.47 per share), subject to certain exceptions and adjustments.

For example, if closing had occurred as of March 31, 2019, one Unit of each Company would convert into a number of shares of Broadmark Realty common stock as follows:

Company[1]	Company NAV[2]	Company NAV per Unit	Shares of Broadmark Realty common stock per Unit3 4
PBRELF I	$365,908,555	$99.64	9.5167
BRELF II	$375,026,427	$99.99	9.5501
BRELF III	$13,818,518	$100.00	9.5511

1)
BRELF IV, which did not have any loans outstanding at March 31, 2019, is currently estimated to have a Company NAV per Unit of $100.00 and would be exchanged for 9.5511 shares of Broadmark Realty common stock.

2)
On October 1, 2018, the Companies effected a 100:1 reverse Unit split. The monthly account statements you receive do not reflect this reverse split. To determine the number of Units you own after the Unit split, take the number of Units reflected on your statement and divide by 100.

3)	For each Company, the Broadmark Realty common stock per Unit is the Company NAV per Unit divided by the Reference Price.

4)	The above exchange ratio is subject to change based on the current Company NAV and Reference Price at closing.

Going forward, Broadmark will not accept new subscriptions, but will permit existing participants to continue in a Company’s dividend reinvestment program. Additionally, Broadmark will provide members with information about the Companies to the extent that such information has been made publicly available by posting information about the Companies and their loan portfolios to our web portal once this information has been made publicly available.  Until closing, the Companies intend to continue paying dividends to their members on a monthly basis.  Post-closing, subject to the discretion of Broadmark Realty’s board of directors, we expect that Broadmark Realty will pay dividends on a monthly or quarterly basis.

In exchange for giving up the loan origination and other fee-based income received by the Management Companies for originating, underwriting and servicing mortgages on behalf of the Companies, the owners of the Management Companies (who are also directors and executives of Broadmark) will receive cash and shares of Broadmark Realty common stock as consideration for their Management Company equity interests if the business combination is completed.  Broadmark’s executives also will receive salaries, equity awards, fees, benefits and other compensation pursuant to written employment or consulting agreements with Broadmark Realty.  These interests may have influenced the Companies’ board of directors and Management Companies in making their recommendation that members vote in favor of the approval of the business combination.  For a further discussion regarding these interests, please review “The Business Combination—Interests of Directors, Managers and Officers in the Business Combination—Interests of Directors, Managers and Executives of the Company Group” in the preliminary joint proxy and consent solicitation statement/prospectus filed by Trinity Sub Inc., and when available, the definitive joint proxy and consent solicitation statement/prospectus.

Completion of the business combination will be subject to customary closing conditions of the parties, including, among others, approval of the business combination by Trinity’s stockholders and by the members of the Companies and their Management Companies.

Information provided in this letter is qualified in its entirety by the definitive joint proxy and consent solicitation statement/prospectus that will be provided to members by the Companies, the terms of the merger agreement and the disclaimers that follow.

We are extremely grateful for your patience as the proposed transaction came together and look forward to an exciting future.

Sincerely,

Joseph L. Schocken

Jeffrey B. Pyatt

Adam J. Fountain

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trinity Sub Inc. (a subsidiary of Trinity Merger Corp, to be renamed Broadmark Realty Capital Inc. at the closing of the transaction) has filed a Registration Statement on Form S-4 (Registration No. 333-233214), which includes a preliminary joint proxy and consent solicitation statement/prospectus. Trinity and Broadmark will mail the definitive joint proxy and consent solicitation statement/prospectus and other relevant documents to their stockholders and members, respectively. Investors and security holders of Trinity and Broadmark are advised to read the preliminary joint proxy and consent solicitation statement/prospectus, and any amendments thereto, and, when available, the definitive joint proxy and consent solicitation statement/prospectus in connection with Trinity’s solicitation of proxies for its special meeting of stockholders and Broadmark’s solicitation of proxies for its special meeting of members of each Company, in each case to be held to approve the proposed transaction because the joint proxy and consent solicitation statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive joint proxy and consent solicitation statement/prospectus will be mailed to stockholders of Trinity and members of Broadmark as of a record date to be established for voting on the proposed transaction. Broadmark members will also be able to obtain copies of the Registration Statement and joint proxy and consent solicitation statement/prospectus, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov or by request to Pyatt Broadmark Management, LLC, 1420 Fifth Avenue, Suite 2000, Seattle, WA 98101, Attn:  Adam Fountain.

Participants in Solicitation

Trinity and Broadmark Realty and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Trinity’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Trinity’s directors and officers in Trinity’s filings with the SEC, including Trinity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019 and such information will also be in the Registration Statement to be filed with the SEC by Broadmark Realty, which will include the joint proxy and consent solicitation statement/prospectus for the proposed transaction.

Disclaimers

The information contained in this letter is not a complete description and is not an offer to buy or sell any security or a solicitation of your vote to approve the transaction.

The views and other statements expressed above are those of management as of the date of this letter and are subject to change.  This letter contains “forward looking statements” that are subject to risks and uncertainties. Actual outcomes and results could differ materially from those suggested in this letter due to the impact of many factors, including factors beyond the control of the Company and regulatory restrictions.

Each Company’s board of directors and its Management Company have a conflict of interest in recommending the proposed transaction, as the directors and equity owners of the Management Companies will receive benefits in connection with the proposed transaction.

Publicly-traded REITs are subject to investment and market risk.  Publicly-traded companies are governed by a board of directors and their listed shares are subject to additional SEC and stock exchange regulation and have substantial financial and other reporting obligations and, as a result, incur additional costs that are not incurred by private companies.  Listed shares of publicly-traded REITs typically are purchased and sold on an exchange, where the shares could trade above (or below) their current book value.  Small capitalization REITs may be thinly traded, and there can be no assurances that a trading market will develop or the liquidity of such market.  Mortgage REITs are subject to real estate, interest and other risks as disclosed in the Company’s.  Broadmark’s past performance is no guarantee of the future performance of Broadmark Realty.